Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 29, 2020

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's partners with Department of Biotechnology - Biotechnology Industry Research Assistance Council for Sputnik V vaccine clinical trials in India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's partners with Department of Biotechnology - Biotechnology Industry Research Assistance Council for Sputnik V vaccine clinical trials in India

Hyderabad, India, 29 October, 2020	For Immediate Release

Hyderabad, India, October 29, 2020: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY), announced its partnership with Biotechnology Industry Research Assistance Council (BIRAC), Department of Biotechnology (DBT), Government of India, for advisory support on clinical trials of Sputnik V vaccine in India.

The partnership will allow Dr. Reddy’s to identify and use some of BIRAC’s clinical trial centres for the vaccine, which are funded under the National Biopharma Mission (NBM), implemented by Project Management Unit-NBM at BIRAC. Further, the Company will have access to Good Clinical Laboratory Practice (GCLP) labs to conduct immunogenicity assay testing of the vaccine.

Satish Reddy, Chairman, Dr. Reddy’s Laboratories said, “We are pleased with the collaboration with BIRAC as an advisory partner for clinical trials of the Sputnik V vaccine in India. We look forward to working with them to accelerate our efforts in bringing the vaccine to India.”

Commenting on the collaboration with Dr. Reddy’s, Dr Renu Swarup, Secretary, DBT and Chairperson, BIRAC said, "The government is committed to fast track clinical development of COVID vaccine candidates and provide facilitation to accelerate market readiness of a suitable vaccine. We at DBT look forward to this partnership with Dr. Reddy’s for this Indo Russian Collaboration for Vaccine Development."

Earlier this month, Dr. Reddy’s and Russia Direct Investment Fund (RDIF) received approval from the Drugs Controller General of India (DCGI) to conduct an adaptive phase 2/3 human clinical trial for Sputnik V vaccine in India.

On August 11, 2020, the Sputnik V vaccine developed by the Gamaleya National Research Institute of Epidemiology and Microbiology was registered by the Ministry of Health of Russia and became the World’s first registered vaccine against COVID-19 based on the human adenoviral vector platform.

About Dr. Reddy’s: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, hereinafter “Dr. Reddy's”) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About RDIF: Russian Direct Investment Fund (RDIF) is Russia's sovereign wealth fund established in 2011 to make equity co-investments, primarily in Russia, alongside reputable international financial and strategic investors. RDIF acts as a catalyst for direct investment in the Russian economy. RDIF’s management company is based in Moscow. Currently, RDIF has experience of the successful joint implementation of more than 80 projects with foreign partners totaling more than RUB1.9 tn and covering 95% of the regions of the Russian Federation. RDIF portfolio companies employ more than 800,000 people and generate revenues which equate to more than 6% of Russia’s GDP. RDIF has established joint strategic partnerships with leading international co-investors from more than 18 countries that total more than $40 bn. Further information can be found at www.rdif.ru

About DBT: The Department of Biotechnology (DBT), under the Ministry of Science & Technology, promotes the use and application of biotechnology in the areas of agriculture, healthcare, animal sciences, environment and industry. It is focused on attaining new heights in biotechnology research, shaping biotechnology into a premier precision tool of the future for creation of wealth and ensuring social justice – specially for the welfare of the poor. www.dbtindia.gov.in

About BIRAC: Biotechnology Industry Research Assistance Council (BIRAC) is a not-for-profit Section 8, Schedule B, Public Sector Enterprise, set up by Department of Biotechnology (DBT), Government of India as an Interface Agency to strengthen and empower the emerging Biotech enterprise to undertake strategic research and innovation, addressing nationally relevant product development needs. www.birac.nic.in

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”